Tactical Investment Series Trust 485BPOS

Exhibit 99(p)(2)

CODE OF ETHICS

As evidence of the commitment of the Firm Portfolios to operating with integrity, we have adopted a code of ethics (the “Code”), which shall be reviewed and, if appropriate, amended from time to time. The purpose of this Code is to identify the ethical and legal framework in which the Firm and our employees are required to operate, and to highlight some of the guiding principles and mechanisms for upholding our standard of business conduct, as set forth below. Maintaining a spirit of openness, honesty and integrity are of paramount importance. We believe that our employees should feel comfortable expressing their opinions and should be vigilant about alerting senior management of anything they deem amiss with respect to our business, operations or compliance. Employees will be required to acknowledge receipt of the Code by executing the Acknowledgement and Agreement to Abide by Compliance Policies and Procedures.

The Firm is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser. This Code is intended to satisfy our obligations in connection with Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”). References in this Code to Rules are references to rules promulgated by the SEC pursuant to the Advisers Act unless stated otherwise. Because we also advise investment companies, we will ensure that the terms of our Code are consistent with the aims and requirements of Investment Company Rule 17j-1, Personal Investment Activities of Investment Company Personnel.

TACTICAL FUND ADVISORS, LLC (“the Firm”)

Code of Ethics

Section 1:         Purpose and Scope

Tactical Fund Advisors, LLC’s (“the Firm”) has adopted this Code of Ethics (“Code”) to assist us in maintaining the highest standards of conduct. While we encourage private investing by our associates, such activities must be carried out within the letter and spirit of this Code. Our CCO must approve any material change to this Code and all questions about the Code should be addressed to the Firm’s Chief Compliance Officer.

●          By accepting registration or employment with the Firm, you have agreed to be bound by this Code, which we provide at or prior to commencement of the relationship. We also require annual written certification that our associates have received a current copy of the Code, understand it, and are in compliance with its terms.

●          This Code describes the standards of business conduct we require of our Supervised Persons. Chief among these is the fact that we are a fiduciary and owe a duty of utmost good faith and loyalty to our clients. Simply put, our clients’ interests come first. We must avoid even the appearance of impropriety in our business dealings and in our personal trading. The Firm and all employees are subject to the following specific fiduciary obligations when dealing with clients:

i.          the duty to have a reasonable, independent basis for the investment advice provided.

ii.         the duty to ensure that investment advice is suitable to meet the client’s individual objectives, needs and circumstances; and

iii.        the duty of loyalty to clients – meaning the duty to put the interests of the client ahead of the interests of the Firm and our employees.

●          All of our associates must comply with applicable federal securities laws, as well as other applicable rules, regulations, and laws, and with the Firm’s own policies.

●          All of our Access Persons (defined below) must report, and we must review, personal securities transactions and holdings within required timeframes and in accordance with the requirements of this Code and our fiduciary duties to clients.

●          All of our Supervised Persons (defined below) must report any violations of this Code promptly to our Chief Compliance Officer.

●          Confidentiality. Records and financial information pertaining to advisory clients must be treated with strict confidentiality. We will not disclose such information about a client, except (a) as disclosed in our Privacy Policy or required by law, (b) on a “need to know basis” to persons providing services to the Firm (e.g., broker-dealers, accountants, custodians, administrators or transfer agents), or (c) with the express prior written consent of the client.

●          Fraud. Engaging in any fraudulent or deceitful conduct with clients or potential clients is strictly prohibited. Examples of fraudulent conduct include but are not limited to: misrepresentation; nondisclosure of fees; and misappropriation of client funds.

Section 2:        Definitions

“Access Person” means any director, officer, partner, or employee of the Firm (or of any company controlled by or under common control with the Firm):

i.          Who, in connection with his or her regular functions or duties, makes, participates in, or has access to information regarding securities transactions by any client of the Firm’s, or whose functions relate to the making of any recommendations with respect to such transactions; and

ii.         Any natural person in a control relationship to any client of the Firm who obtains information concerning recommendations made to a Fund with regard to the purchase or sale of Covered Securities by the Fund.

iii.        Notwithstanding the above definition, if an investment adviser’s primary business is advising Funds or other advisory clients, all of the investment adviser’s directors, officers, and general partners are presumed to be Access Persons of any Fund advised by the investment adviser.

“Beneficial Ownership” is interpreted in the same manner as it would be under Rule 16a-1(a)(2) of the Investment Company Act in determining whether a person is the beneficial owner of a security for purposes of section 16 of the Securities Exchange Act of 1934 and the rules and regulations thereunder.

“Business Entertainment” means ordinary and usual business entertainment, such as an occasional meal, tickets to a sporting event or theater, or comparable entertainment, so long as it is neither so frequent nor so extensive as to raise any question of propriety, and so long as the person providing the Business Entertainment participates in the event. Sending a gift certificate for a restaurant is a Gift; accompanying a client to a standard business dinner paid for by the Firm is “Business Entertainment.” All Business Entertainment is subject to the Firm’s policies concerning budgeting, reimbursement, and documentation.

“Direct or Indirect Beneficial Ownership” means direct or indirect influence or control ownership of any beneficial interest. The terms of Rule 16a are incorporated into this Code by reference.

In general, and without limiting the foregoing, a person has Beneficial Ownership in any securities held

i.          By members of a person’s immediate family sharing the same household; provided, however, that the presumption of such Beneficial Ownership may be rebutted; or

ii.         By related partnerships, trusts, corporations, or other arrangements.

“Fund” means an investment company registered under the US Investment Company Act of 1940.

“Gift” includes anything of value but does not include ordinary and usual “Business Entertainment.”

“IPO” means initial public offering.

“Limited Offering” or “Private Placement” means an offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(2) or section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506.

“Reportable Fund” means

i.          any Fund for which we serve as an investment adviser as defined in section 2(a)(20) of the Investment Company Act; or

ii.         Any Fund whose investment adviser or principal underwriter controls us, is controlled by us, or is under common control with us. For purposes of this section, control has the same meaning as it does in section 2(a)(9) of the Investment Company Act.

“Reportable Security” means a security as defined in section 202(a)(18) of the Act (15 U.S.C. 80b-2(a)(18)), except that it does not include:

i.          Direct obligations of the Government of the United States.

ii.         Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

iii.        Shares issued by money market funds.

iv.        Shares issued by open-end funds other than Reportable Funds; and

v.         Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds

“Supervised Person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Firm, or other person who provides investment advice on behalf of the Firm and is subject to the Firm’s supervision and control.

Section 3:         Exempted Transactions

The transaction prohibitions of Section 4 of this Code do not apply in the following cases.

1.         Securities Not Eligible for Clients. Transactions in securities that are not eligible for purchase or sale by any client through the Firm.

2.         Non-Volitional Transactions; No Control. Transactions are non-volitional by either the Access Person or any client (including transactions with respect to which the Access Person has no actual advance knowledge of a given trade. Transactions effective in any account over which the Access Person has no direct or indirect influence or control. These would include discretionary accounts held with unaffiliated third parties and where the third party agrees to trade without advance notice to or consent by the Access Person. In the case of discretionary accounts with third parties, the Access Person will be responsible for authorizing the third party to provide the Firm with duplicate statements or other information required by the Chief Compliance Officer.

3.         Automatic Investment Plans. Transactions made automatically in accordance with a pre-determined schedule and allocation, such as dividend reinvestment plans.

4.         Approved Transactions. Transactions that receive the prior approval of the Chief Compliance Officer on the basis that they do not present conflicts of interest or create potential harm to clients and are consistent with our fiduciary duties. This provision does not apply to Initial Public Offerings or Private Placements.

5.         Insignificant Position—Transaction Value and Share Limit.

i.          Transactions that result in an open (long or short) position (or derivatives thereon) no larger than $10,000 USD or foreign currency equivalent. In the case of a combined position that includes both a long and a short transaction, the $10,000 limit will be applied to the larger of the long or short positions, not to the net value; and

ii.         That result in an open security position (long or short), no larger than 500 shares (or derivatives thereon) for any stock listed on a US securities exchange, as defined in the Securities Exchange Act of 1934.

Section 4:         Prohibited Transactions

1.         Conflicting Trades. No Access Person may purchase or sell, directly or indirectly, any security in which the Access Person has (or because of such transaction acquires) any direct or indirect Beneficial Ownership, if the Access Person knows at the time of the transaction that the security:

i.          Is being considered for purchase or sale by any client (see Pre-Clearance requirements in item 2, below); or

ii.         Is being purchased or sold by any client, or was purchased or sold by a client within the five calendar days preceding the Access Person’s transactions; or

iii.        Is contrary to the Firm’s current recommendations to clients (e.g., where the Firm recommends a specific long transaction to clients and the Access Person enters into a matching short transaction), except in cases where the Access Person has a compelling personal need to make the trade, the transaction is not otherwise inconsistent with our fiduciary duties to our clients, and the Chief Compliance Officer approves the transaction in advance and documents the rationale for approval.

2.         Pre-Clearance of Transactions. The Firm has established a pre-clearance requirement for transactions in securities that could give rise to a conflict with our clients, based on the types of securities we generally advise on. Securities that require Pre-Clearance will be listed on the Firm’s Restricted Security List. No Access Person may purchase or sell, directly or indirectly, any of the listed on the Firm’s Restricted Security List. securities in which the Access Person has (or because of the transaction acquires) any direct or indirect Beneficial Ownership, unless the Access Person has obtained Pre-Clearance from the Chief Compliance Officer in the form currently required by the firm.

Approvals granted pursuant to the Firm’s pre-clearance policy are valid for no longer than five days and may be granted for a shorter period, as determined by the Chief Compliance Officer. Excepted Board Members are not subject to the Pre-Clearance requirements.

3.         Initial Public Offerings. No Access Person may purchase, directly or indirectly, any security in which the Access Person has or because of such transaction acquires, any direct or indirect Beneficial Ownership, which is the subject of an initial public offering without prior approval of CCO. Approval will be granted consistent with FINRA Rule 5130 Restrictions on the Purchase and Sale of Initial Equity Public Offerings. This prohibition does not preclude an Access Person from acquiring the security in subsequent trading on the secondary market, provided the transaction otherwise complies with the requirements of the Code.

4.         Limited Offerings/Private Placements. No Access Person may purchase, directly or indirectly, any security in which the Access Person has or because of such transaction acquires, any direct or indirect Beneficial Ownership, if such transaction is not in the open market, or if such transaction if made pursuant to an exemption from the registration provisions of the Securities Exchange Act of 1933, unless the transaction has been pre-approved by the Chief Compliance Officer. In determining whether to permit the purchase of a private placement, the Chief Compliance Officer will consider, among other things, whether the offering should be reserved for a client of the Firm, and whether the transaction has been offered to the Access Person as a result of the Access Person’s position with the Firm. Further, should the Access Person receive permission to acquire the securities in a private placement, the Access Person is required to disclose the investment when participating in any subsequent consideration of that security for purchase or sale by clients of the Firm. The decision to purchase or sell such security should be made by persons with no personal interest in the security, whether direct or indirect.

5.         Principal Transactions. Neither the Firm nor its Access Persons may affect a transaction as principal with a client of the Firm. Neither the Firm nor any of its Access Persons will recommend or direct a trade for execution as principal by an affiliate of the Firm.

6.         Short-Swing Trades. No Access Person may purchase then sell, or sell and then repurchase, any security within 10 calendar days. The Chief Compliance Officer may, for good cause and consistent with our fiduciary duties and the broader intent of the Code, permit a short-swing trade, but will record the reasons for the consent.

Section 5:        Prohibited Activities

Gifts and Gratuities.

1.	Giving of Gifts. No Supervised Person may accept investment opportunities, Gifts or other gratuities from individuals seeking to conduct business with us, or on behalf of an advisory client exceeding $150 per year in the aggregated form a single giver. Employees of a firm must be considered together and any gifts from individuals aggregated as one giver. All Gifts must be reported to the Chief Compliance Officer within 30 days of the date given by the Firm Supervised Person.

2.	Receipt of Gifts. No Supervised Person may, whether directly or indirectly, give a Gift in excess of $150 per year to or from any person associated with a firm whom the Firm is soliciting business with, or with whom the Firm is conducting business. Associates of Funds, registered investment advisors, and registered broker-dealers are presumed to be firms the Firm is either soliciting or conducting business with. This prohibition does not apply in cases where the gift arises from a pre-existing familial or personal, non-business relationship, and where the Chief Compliance Officer has consented in advance to the Gift. All Gifts must be reported to the Chief Compliance Officer within 30 days of receipt by the Firm Supervised Person.

3.	Business Entertainment. No Supervised Person may provide Business Entertainment to any person from whom the Firm is soliciting business or with whom the Firm is conducting business, in excess of the dollar limits and other policies established by the CEO or Chief Financial Officer of the Firm.

4.	Payment or Reimbursement of Expenses. Payments of an Access Person’s expenses in connection with meetings held by an offeror or by a securities brokerage firm, for the purpose of training or education of the attendee are prohibited unless:

a.         The attendee keeps the name of the offeror or brokerage firm, the amount of payment or reimbursement received, and the nature and, if known, value of any non-cash compensation.

b.         The attendee obtains the Chief Compliance Officer’s prior approval to attend the event.

c.         The location is appropriate to the purpose of the meeting, such as an office of the offeror or the brokerage firm, or a facility located in the vicinity of such office.

d.         The payment or reimbursement is not applied to the expenses of guests of the attendee; and

e.         The payment or reimbursement by the offeror or brokerage firm is not subject to any conditions.

5.         Brokerage Accounts. No Access Person may, directly or indirectly, have an interest in any brokerage or trading account that has not been previously approved by the Firm. New employees/associates must report existing brokerage accounts immediately to Compliance and, if the account is permitted by the Firm, provide any additional information requested by the Chief Compliance Officer.

Section 6:        Disclosures & Reporting

1.         Initial Holdings Reports. Not later than 10 days after becoming an Access Person of the Firm, the Access Person must deliver to the Chief Compliance Officer a record of each Reportable Security in which the Access Person has a direct or indirect Beneficial Ownership. The information included in the initial Holdings Report must be current as of a date no more than 45 days prior to the date the person becomes an Access Person. The record must include:

a.         The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership.

b.         The name of any broker, dealer or bank with which the Access Person maintains an account; and

c.         The date the Access Person submits the report.

The Initial Holdings Report may be provided in the form of brokerage account statements that contain the required information. Excepted Board Members are not required to provide the Initial Holdings Report.

2.         Quarterly Transactions Reports. No later than 30 days after the end of each calendar quarter, each Access Person must submit to the Chief Compliance Officer quarterly securities transactions reports that meet the following requirements and contain the following information about each transaction during the quarter in which the Access Person had, or as a result of the transaction acquired any direct or indirect Beneficial Ownership in a Reportable Security:

a.         The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved.

b.         The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition).

c.         The price of the security at which the transaction was effected.

d.         The name of the broker, dealer or bank with or through which the transaction was effected; and

e.         The date the Access Person submits the report.

The Quarterly Transaction Reports may be provided in the form of brokerage account statements that contain the required information. Excepted Board Members are not required to provide the Quarterly Transaction Reports unless the Excepted Board Member knew or, in the ordinary course of fulfilling his or her official duties as a member of the Board of Managers, should have known that during the 15-day period immediately before or after the Excepted Board Member’s transaction, the Fund purchased or sold the security, or the Fund or the Firm considered purchasing or selling the security

3.         Quarterly Reports of New Accounts. No later than 30 days after the end of each calendar quarter, each Access Person must submit to the Chief Compliance Officer, with respect to any account established by the Access Person in which any securities were held during the quarter for the direct or indirect benefit of the Access Person:

a.         The name of the broker, dealer or bank with whom the Access Person established the account.

b.         The date the account was established; and

c.         The date the Access Person submits the report.

4.         Annual Holdings Reports. Annually, and current as of a date no more than 45 days before the report is submitted, each Access Person must submit to the Chief Compliance Officer, reports which contain the following information:

a.         The title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership.

b.         The name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access person; and

c.         The date the Access Person submits the report.

The Annual Holdings Reports may be provided in the form of brokerage account statements that contain the required information.

5.         Review of Reports. The Chief Compliance Officer is responsible for a review, as needed and no less than quarterly, of the Initial Holdings and Quarterly Transaction Reports. The Chief Compliance Officer’s review will compare transactions and holdings reports with the Firm’s activities and the requirements of the Code to determine whether any violations of the Code may have occurred. The Chief Compliance Officer will take necessary action to correct or mitigate any potential or actual violations and will promptly report material issues to the President. All reports required to be made under this Code that concern the Chief Compliance Officer’s own transactions and holdings will be submitted to and reviewed by the COO in accordance with the requirements outlined for other Access Persons.

Section 7:         Reporting and Sanctions

Potential or actual violation of the Code must be reported immediately to the CCO. In the absence of the CCO, violations may be reported to the CEO or to a member of the President. Possible violations will be promptly investigated, and any violations reported through the CCO to the CEO and President. We will also provide copies of this information to the Boards of any Funds we advise.

The report will include the corrective action taken and any recommendation for disciplinary action taken deemed appropriate by the CCO. The recommendation will be based, among other things, on the severity of the infraction, whether it is a first or repeat offense, and whether it is part of a pattern of disregard for either the letter or the spirit of the Code. The Firm’s President may impose sanctions for violation of this Code including, but not limited to:

i.          Written censure.

ii.         Suspension of termination of employment.

iii.        Reversal of a securities trade at the violator’s expense and risk, including disgorgement of any profit; and

iv.        Where applicable and appropriate, referral to law enforcement or regulatory authorities

Section 8: Personal Trading

All employees are required to comply with the Firm’s Personal Account Trading Policy.

Restricting Access to Material Non-public Information. Information in an employee’s possession that has been identified as material and non-public may not be communicated to anyone, including within the Firm, except as described in Paragraph 1 above (Identifying Inside Information). In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted.

Resolving Issues Concerning Insider Trading. If, after consideration of the items detailed in Paragraph 1 above (Identifying Inside Information), doubt remains as to whether information is material or non-public, or if there are any unresolved questions as to the applicability or interpretation of the foregoing procedures, or with respect to the propriety of any action, it must be discussed with the CCO before trading or communicating the information to anyone.

Section 9: Political Contributions

In order to ensure compliance with federal, state and local “pay-to-play” laws, rules and regulations relating to political contributions made by investment advisers who provide, or may provide, services to government entities (including Rule 206(4)-5 under the Advisers Act), and to prevent a situation where the Firm is precluded from pursuing business opportunities as the result of political contributions made by associated persons of the Firm, no employee, on behalf of him or herself or of the Firm, may make any Contribution (as defined below) or make or agree to make any Payment (as defined below) without prior approval from the CCO, and except in accordance with the procedures contained herein.

The Firm or our Covered Associates may not do anything indirectly (i.e., through others) that, if done directly, would violate Rule 206(4)-5 or such state or local laws, rules and regulations. Therefore, neither the Firm nor any Covered Associates may use third-party solicitors, attorneys, family members or companies affiliated with the Firm to make Contributions, make Payments, Solicit or otherwise do anything that would violate Rule 206(4)-5 or such state and local laws, rules and regulations.

Because the prohibitions contained in Rule 206(4)-5 would apply to us as a result of a Contribution made by an employee who is a Covered Associate prior to the time they became a Covered Associate1, we will not hire or engage any individual or entity except in accordance with the procedures described below. In addition, we will not hire or engage any individual if, by doing so, we would become subject to the prohibitions contained in Rule 206(4)-5.

1 Specifically, the prohibitions contained in Rule 206(4)-5 would apply to the Firm as a result of a Contribution made by an employee who is a Covered Associate within (i) the six-month period preceding the date the employee became a Covered Associate and (ii) the two-year period preceding the date the employee became a Covered Associate if they Employee solicits clients on behalf of the Firm.

The CCO will not approve any Contribution(s) to any one Official (as defined below) that the Firm(s), in the aggregate (i) $150.00 if the Contribution(s) is intended to be made to an Official for whom you are NOT entitled to vote at the time of the request; or (ii) $350.00 if such Contribution(s) is requested be made to an Official for whom you ARE entitled to vote at the time of the request. Such Contribution(s) are viewed as de minimus. In addition, the CCO will not approve any Contribution unless and until it has been confirmed that the Contribution does not violate any state or local laws, rules and regulations and would not result in the imposition of any limitations on our ability to receive compensation from current prospective clients. No pre-approval is required for such de minimus Contributions. No employee may make any Contribution over the de minimus amounts indicated above unless and until such Contribution has been approved by the CCO.

3.         Procedures

a.	Covered Associates List. The CCO shall compile a list containing the names, titles and business and residence addresses of all of the Firm’s Covered Associates (the “Covered Associates List”). The CCO will update the Covered Associates List, as appropriate, in conjunction with the on boarding of each new employee and will review and update the Covered Associates List as necessary.

b.	Government Entities List. The CCO shall compile a list of each Government Entity that was a client on or after September 13, 2010, or to which the Firm provided investment advisory services on or after September 13, 2010 (the “Government Entity List”). The CCO will update the Government Entity List, as appropriate, in conjunction with the on boarding of each new investor (if applicable) and will review and update the Government Entity List as necessary.

c.	Contributions Log. The CCO will create a log (the “Contributions Log”) in which will be recorded each direct or indirect Contribution made by the Firm or any of our Covered Associates to any Official of a Government Entity and, each direct or indirect Payment to any political party of a state or political subdivision thereof, or to a political action committee. The Contributions in the Contributions Log shall be listed in chronological order and the Contributions Log will indicate:

1.	the name and title of each contributor.

2.	the name and title (including any city/county/state or other political subdivision) of each recipient of a Contribution.

3.	the amount and date of each Contribution; and (D) whether such Contribution was the subject of an exception for certain returned Contributions pursuant to Rule 206(4)-5(b)(2) under the Advisers Act.

d.	Payments Log. The CCO shall create a log (the “Payments Log”) in which will be recorded (i) the name and business address of each Regulated Person to whom the Firm provides or agrees to provide, directly or indirectly, Payment to Solicit a Government Entity for investment advisory services (including any investment in a Fund) on the Firm’s behalf. The Payments in the Payments Log shall be listed in chronological order and the Payments Log shall indicate, at a minimum: (A) the name and title of each recipient of a Payment and (B) the amount and date of each Payment.

e.	New Employee Certifications. Each new employee shall be required to complete, execute and return to the CCO a New Employee Initial Political Contribution, attached to this Manual as EXHIBIT G, and Payment Certification prior to the commencement of such new employee’s employment with, or engagement by, the Firm. This Certification shall be completed by the new employee and reviewed by the CCO prior to the commencement of their employment with, or engagement by the Firm.

f.	Current Employee Certifications. Upon ratification of this Manual, each current employee will complete, execute and return to the CCO a Current Employee Initial Political Contribution and Payment Certification, attached to this Manual as EXHIBIT G. This Certification shall be completed by each current employee and reviewed by the CCO.

g.	Annual Employee Certifications. Upon ratification of this Manual, each current employee will, on an annual basis, complete, execute and return to the CCO an Employee Certification, attached to this Manual as EXHIBIT H. The form of which will contain a Political Contribution and Payment Certification. This form must be completed by each current employee and reviewed by the CCO no later than 15 business days following the last calendar day of the applicable period.

h.	Contributions

i.	Pre-Approval Process. Any employee that desires to make a Contribution in excess of the de minimus amounts indicated in Section 1 above shall submit a request to the CCO. The CCO will review the request and determine whether the Contribution would be to an Official of a Government Entity that is on the Government Entity List (a “Prohibited Government Entity”). The CCO will also determine whether the Contribution requested would be to an Official of a Government Entity that is a prospective recipient of investment advisory services from the Firm (a “Prospect”) and will also determine whether the requested Contribution would violate any state or local “pay-to-play” or similar laws, rules or regulations (which determination may be made in consultation with outside counsel). The CCO will also determine if the requested Contribution is to an Official of a Prohibited Government Entity or Prospect or would violate any state or local “pay-to-play” or similar laws, rules or regulations, and will determine whether such Contribution falls within any exemption contained within Rule 206(4)-5 under the Advisers Act or such state or local “pay-to-play” or similar laws, rules or regulations. The CCO will inform the requesting employee whether they can make the requested Contribution as promptly as is reasonably practicable following their request. In no event shall the requesting employee make any requested Contribution over the de minimus amounts prior to receiving pre-approval from the CCO or if approval is denied.

ii.	Contribution Request Records. The CCO will retain a record of any approval or denial of any requested Contribution to be logged, and each request to make a Contribution will be saved in the Compliance Files. Each approved Contribution will be entered into the Contributions Log. The COO will also place a copy of the requests and its approval or denial in the requesting employee’s personnel file.

Section 10: Outside Business Activities

Employees may, under certain circumstances, be granted permission to serve as directors, trustees or officers of outside organizations. These organizations can include public or private corporations, partnerships, charitable foundations and other not-for-profit institutions. Employees may also receive compensation for such activities.

At certain times, the Firm may determine that it is in our clients’ best interests for an employee(s) to serve as officers or on the board of directors of outside organizations. Service with organizations outside of the Firm can, however, raise serious regulatory issues and concerns, including conflicts of interests and access to material non-public information.

As an outside board member or officer, you may come into possession of material non-public information about the outside company, or other public companies. It is critical that a proper information barrier be in place between the Firm and the outside organization, and that you do not communicate such information to other employees in violation of the information barrier.

Similarly, we may have a business relationship with the outside organization or may seek a relationship in the future. In those circumstances, you must not be involved in the decision to retain or hire us.

All employees are prohibited from engaging in such outside activities without prior written approval from the CCO. Approval will be granted on a case-by-case basis, subject to proper resolution of potential conflicts of interest. Outside activities will be approved only if any conflict-of-interest issues can be satisfactorily resolved and all of the necessary disclosures are made on our Part 2A of Form ADV as well as the 2B as appropriate.

Section 11: Insider Trading

All employees and any Independent Contractors (collectively “employees”) of the Firm or its affiliates shall comply with the procedures governing the detection and prevention of insider trading outlined below.

Strict compliance with this Policy is essential to us and to our reputation. This Policy is in addition to and separate from (i) the Personal Account Trading Policy, and (ii) other provisions of law applicable to employee personal trading and fiduciaries generally. NONCOMPLIANCE WITH THIS Policy CAN BE GROUNDS FOR IMMEDIATE DISMISSAL OF ANY EMPLOYEE. Every employee is expected to be familiar with this Policy. If you have any questions about this Policy or the procedures related to this Policy, please contact the CCO.

Inside information obtained by any employee with respect to any client or any security generally, from any source must be kept strictly confidential. Employees should not act upon or discuss material non-public or inside information except as may be necessary for legitimate business purposes. Questions as to whether or not particular information fits the definition of “inside information” should be discussed with the CCO as soon as you receive this information.

Inside information may include, but is not limited to, knowledge of pending orders or research recommendations, corporate finance activity, mergers or acquisitions, and other such non-public information. All of our clients’ background and financial and other business information, securities holdings, balances, etc., are also confidential and must not be discussed with anyone not affiliated with us and/or whose responsibilities do not require knowledge of that information.

Persons obtaining material non-public information must refrain from disclosing the information to anyone. No employee or other affiliated individual may trade, either personally or on behalf of another, on material non-public information or communicate material non-public information to another in violation of the law. This Policy applies to every employee and affiliated individual of the Firm and extends to one’s activities both within and outside his or her duties at the Firm. Each employee must read and acknowledge receipt of this Policy and retain a copy. Any questions be referred to the CCO. Anyone aware of the misuse of material non-public information must report such information to the Chief Compliance Officer.

Supervision and Review

The role of the CCO is crucial to the implementation and maintenance of this Policy.

1.         Prevention of Insider Trading. In order to prevent insider trading, the CCO will:

a.         provide, on a regular basis, information to familiarize all employees with this Policy.

b.         answer questions regarding this Policy.

c.         resolve issues of whether information received by an employee is material and nonpublic.

d.         review periodically and update as necessary this Policy; and

e.         when it has been determined that an employee has material non-public information:

i.          implement measures to prevent dissemination of such information; and

ii.         if necessary, restrict employees from trading the securities.

2.         Detection of Insider Trading. In order to detect insider trading, the CCO will:

a.         review the trading activity reports filed by each employee.

b.         review, to the extent practicable, trading activity in client accounts; and

c.         monitor employee and client accounts to determine whether any material departures from normal trading patterns have occurred.

3.         Special Reports to Management. Promptly, upon learning of a potential violation of the Policy, the CCO should prepare a written report to the management team providing full details and recommendations for further action.